UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Cardica, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14141R101
(CUSIP Number)

KEVIN KOTLER
BROADFIN CAPITAL, LLC
237 Park Avenue, 9th Floor
New York, New York 10017
(310) 246-0345

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON BROADFIN HEALTHCARE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,874,992*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,874,992*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of Amendment No. 1 the Schedule 13D.

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON BROADFIN HEALTHCARE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,874,992*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,874,992*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of Amendment No. 1 the Schedule 13D.

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON BROADFIN HEALTHCARE OFFSHORE FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,874,992*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,874,992*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of Amendment No. 1 the Schedule 13D.

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON BROADFIN ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,874,992*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,874,992*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON OO

* See Item 5 of Amendment No. 1 the Schedule 13D.

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON BROADFIN CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,874,992*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,874,992*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON OO

* See Item 5 of Amendment No. 1 the Schedule 13D.

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON KEVIN KOTLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,874,992*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,874,992*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON IN

* See Item 5 of Amendment No. 1 the Schedule 13D.

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON GREGORY D. CASCIARO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON R. MICHAEL KLEINE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON SAMUEL E. NAVARRO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14141R101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Broadfin Healthcare Master Fund, Ltd., a Cayman Islands exempted company (“Broadfin Master”);

(ii)	Broadfin Healthcare Fund, L.P., a Delaware limited partnership (“Broadfin LP”), which serves as a feeder fund of Broadfin Master;

(iii)	Broadfin Healthcare Offshore Fund, Ltd, a Cayman Islands exempted company (“Broadfin Offshore”), which serves as a feeder fund of Broadfin Master;

(iv)	Broadfin Advisors, LLC, a Delaware limited liability company (“Broadfin Advisors”), which serves as the general partner of Broadfin LP;

(v)	Broadfin Capital, LLC, a Delaware limited liability company (“Broadfin Capital”), which serves as the investment manager of each of Broadfin Master, Broadfin LP and Broadfin Offshore;

(vi)	Kevin Kotler, who serves as the managing member of each of Broadfin Capital and Broadfin Advisors;

(vii)	Gregory D. Casciaro;

(viii)	R. Michael Kleine; and

(ix)	Samuel E. Navarro.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Broadfin Master and Broadfin Offshore is 20 Genesis Close, Ansbacher House, Second Floor, P.O. Box 1344, Grand Cayman KY1-1108, Cayman Islands. The address of the principal office of each of Broadfin LP, Broadfin Advisors, Broadfin Capital and Mr. Kotler is 237 Park Avenue, 9th Floor, New York, New York 10017. The officers and directors of each of Broadfin Master and Broadfin Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address for Mr. Casciaro is 827 Crescent Avenue, San Mateo, California 94401. The principal business address for Mr. Kleine is 2790 Walsh Avenue, Santa Clara, California 95051. The principal business address for Mr. Navarro is 124 W. Putnam Avenue, Greenwich, Connecticut 06807.

CUSIP NO. 14141R101

(c)           The principal business of Broadfin Master is purchasing, holding and selling securities for investment purposes. Each of Broadfin LP and Broadfin Offshore serve as a feeder fund of Broadfin Master. The principal business of Broadfin Advisors is serving as the general partner of Broadfin LP. The principal business of Broadfin Capital is serving as the investment manager of each of Broadfin Master, Broadfin LP and Broadfin Offshore. The principal occupation of Mr. Kotler is serving as the managing member of each of Broadfin Capital and Broadfin Advisors. The principal occupation of Mr. Casciaro is serving as a director of QT Vascular Ltd. The principal occupation of Mr. Kleine is serving as the President and Chief Executive Officer of Miramar Labs, Inc. The principal occupation of Mr. Navarro is serving as the Managing Partner of Gravitas Healthcare, LLC.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Kotler, Casciaro, Kleine and Navarro are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 10, 2014, Broadfin Master and its affiliates (“Broadfin”) delivered a letter to the Issuer nominating Gregory D. Casciaro, R. Michael Kleine, Kevin Kotler and Samuel E. Navarro (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”).

Also on September 10, 2014, Broadfin delivered a letter to the Board disclosing its nomination of the Nominees for election to the Board at the 2014 Annual Meeting. In the letter, Broadfin expressed its belief that change is urgently needed on the Board in order to enhance shareholder value. Broadfin also disclosed its belief that such change should be brought about through a thoughtful and collaborative process between the current Board and Broadfin, rather than a costly and time consuming proxy contest. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 88,931,216 Shares outstanding as of May 1, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2014.

As of the close of business on September 10, 2014, Broadfin Master beneficially owned 8,874,992 Shares, constituting approximately 9.98% of the Shares outstanding.  Each of Broadfin LP and Broadfin Offshore, as feeder funds of Broadfin Master, may be deemed to beneficially own the 8,874,992 Shares owned by Broadfin Master, constituting approximately 9.98% of the Shares outstanding. Broadfin Advisors, as the general partner of Broadfin LP, may be deemed to beneficially own the 8,874,992 Shares owned by Broadfin Master, constituting approximately 9.98% of the Shares outstanding. Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 8,874,992 Shares owned by Broadfin Master, constituting approximately 9.98% of the Shares outstanding.  Mr. Kotler, as the managing member of Broadfin Capital, may be deemed to beneficially own the 8,874,992 Shares owned by Broadfin Master, constituting approximately 9.98% of the Shares outstanding.

CUSIP NO. 14141R101

Excluded from Broadfin’s  beneficial ownership is 9,875,200 Shares issuable upon the conversion of 98,752 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) due to a conversion cap that precludes the holder thereof from converting the Series A Preferred Stock to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.98% of the Shares outstanding (the “Beneficial Ownership Limitation”). Upon written notice to the Issuer, Broadfin may increase the Beneficial Ownership Limitation to any other percentage specified in such notice, which increase in the Beneficial Ownership Limitation shall take effect on the 61st day after delivery to the Issuer. In the event Broadfin delivered written notice to the Issuer increasing the Beneficial Ownership Limitation to 19.98% and subsequently fully converted the 98,752 shares of the Series A Preferred Stock into 9,875,200 Shares, Broadfin would beneficially own an aggregate of 18,750,192 Shares, constituting approximately 18.98% of the Shares outstanding.

As of the close of business on September 10, 2014, none of Messrs. Casciaro, Kleine, and Navarro directly owned any Shares.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with Broadfin Master, each of Broadfin Capital and Mr. Kotler may be deemed to have sole power to vote and dispose of the Shares reported owned by Broadfin Master.

(c)           No Reporting Person has engaged in any transactions in the Shares since the filing of the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 10, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) to solicit proxies for the election of the Nominees at the 2014 Annual Meeting.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Broadfin has agreed to indemnify each of Messrs. Casciaro, Kleine, and Navarro against any and all claims of any nature arising from the solicitation of proxies at the 2014 Annual Meeting and any related transactions. A form of such letter agreement is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

CUSIP NO. 14141R101

Broadfin has also signed compensation letter agreements with each of Messrs. Casciaro, Kleine and Navarro, pursuant to which Broadfin agrees to pay each of Messrs. Casciaro, Kleine and Navarro: (i) $7,500 in cash as a result of the submission by Broadfin of its nomination of each of Messrs. Casciaro, Kleine and Navarro to the Issuer and (ii) $17,500 in cash upon the filing of a definitive proxy statement by Broadfin with the Securities and Exchange Commission relating to the solicitation of proxies in favor of each of Messrs. Casciaro, Kleine and Navarro’s election as a director at the 2014 Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Casciaro, Kleine and Navarro has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that each of Messrs. Casciaro, Kleine and Navarro shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Casciaro, Kleine and Navarro agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Casciaro, Kleine and Navarro may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of such compensation letter agreement is attached hereto as Exhibit 99.4 and is incorporated by reference herein.

Mr. Navarro is an investor in certain affiliates of Broadfin Master, but has no voting or dispositive power over any securities held by Broadfin Master or its affiliates.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board, dated September 10, 2014.

99.2
Joint Filing and Solicitation Agreement by and among Broadfin Healthcare Master Fund, Ltd., Broadfin Healthcare Fund, L.P., Broadfin Healthcare Offshore Fund, Ltd, Broadfin Advisors, LLC, Broadfin Capital, LLC, Kevin Kotler, Gregory D. Casciaro, R. Michael Kleine and Samuel E. Navarro, dated September 10, 2014.

99.3	Form of Indemnification Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Form of Power of Attorney.

CUSIP NO. 14141R101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2014	BROADFIN HEALTHCARE MASTER FUND, LTD.

	By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Director

BROADFIN HEALTHCARE FUND, L.P.

By	Broadfin Advisors, LLC General Partner

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Managing Member

BROADFIN HEALTHCARE OFFSHORE FUND, LTD

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Director

BROADFIN ADVISORS, LLC

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Managing Member

BROADFIN CAPITAL, LLC

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Managing Member

/s/ Kevin Kotler
KEVIN KOTLER Individually and as attorney-in-fact for Gregory D. Casciaro, R. Michael Kleine and Samuel E. Navarro

CUSIP NO. 14141R101

SCHEDULE A

Directors and Officers of each of Broadfin Healthcare Master Fund, Ltd. and Broadfin Healthcare Offshore Fund, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Kevin Kotler Director*

Roger H. Hanson Director	Managing Director of DMS Offshore Investment Services (“DMS”)	DMS House 20 Genesis Close P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Cayman Islands

Tammy W. Seymour Director	Associate Director of DMS	DMS House 20 Genesis Close P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Cayman Islands

*Mr. Kotler is a Reporting Person and, as such, the information with respect to Mr. Kotler called for by Item 2 of Schedule 13D is set forth therein.